EXHIBIT 99.1

NewsRelease

TransCanada reaches agreement to sell Cancarb Limited

CALGARY, Alberta – January 20, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today it has reached an agreement to sell Cancarb Limited (Cancarb) and its related power generation facility to Tokai Carbon Co., Ltd. for aggregate gross proceeds of $190 million, plus customary adjustments. The transaction is expected to close late in the first quarter of 2014, subject to various approvals.

The divestiture of Cancarb and its waste heat recovery power plant, located in Medicine Hat, Alberta, allows TransCanada to capitalize on current market conditions and better align its asset base with the company’s strategic direction, which is focused on large-scale pipeline and power generation projects in Canada, the United States and Mexico. J.P. Morgan Securities LLC acted as the exclusive financial advisor on the transaction.

“Like any company, we regularly evaluate our diverse portfolio of assets to ensure it is maximizing value for our shareholders as we realize our vision of becoming North America’s leading energy infrastructure company,” said Russ Girling, TransCanada's president and chief executive officer. “The proceeds from this sale will help fund TransCanada’s unprecedented capital growth plan that includes $38-billion in new projects to be completed by the end of the decade.”

TransCanada acquired Cancarb in 1981. Cancarb is the world’s largest producer of “thermal carbon black,” a specialized form of carbon derived from super-heated natural gas, which is used in a wide range of industrial and automotive products including high-grade rubber, insulation and ceramics. The adjoining 41-megawatt power plant that was added in 2001 captures large volumes of waste heat from the manufacturing process to produce electricity that is sold into Medicine Hat’s electrical grid, helping to reduce greenhouse gas emissions.

“Low natural gas prices, combined with Cancarb’s strong performance and global market share for thermal carbon black, made it an attractive investment for prospective buyers,” Girling said. “Decisions like this are intended to build a stronger company for everyone, and we are committed to ensuring Cancarb’s employees are treated fairly during the transition to new ownership.”

For more information about Cancarb, visit the company’s website: http://cancarb.com/

Tokai Carbon Co., Ltd., headquartered in Tokyo, Japan, is an established international supplier of furnace carbon black and other carbon ceramic-related products. The company is listed on the Tokyo Stock Exchange and has affiliates in China, Korea, Thailand, the United States, Germany, Italy, Sweden and the United Kingdom. The company operates five plants in three countries (Japan, China and Thailand) that produce furnace carbon black, with combined annual capacity over 500,000 metric tonnes.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate,” “expect,” “would,” “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada and its subsidiaries’ future financial and operation plans and outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders filed November 5, 2013, and the 2012 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522